Exhibit (a)(1)(R)

Omnicare’s Offer for NeighborCare Strategic Rationale

Stronger, more efficient company with greater resources to provide quality care and expanded services

Complementary services and geographic coverage

Annualized pro forma revenues of $5.5 billion and EBITDA of $617 million (pre-synergies)(1)

Significantly accretive to Earnings per Share

1. June 30, 2004 quarter annualized. EBITDA excludes NCRX “strategic planning, severance and other operating items and takeover defense costs.”